Filed Pursuant to Rule 253(g)(2)
File No. 024-10844

FUNDRISE INCOME EREIT II, LLC

SUPPLEMENT NO. 26 DATED AUGUST 30, 2021
TO THE OFFERING CIRCULAR DATED AUGUST 24, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Income eREIT II, LLC (“we”, “our” or “us”), dated August 24, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 25, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Controlled Subsidiary Investment - Mosby Lakeside JV, LLC

On November 5, 2018, we directly acquired ownership of a “majority-owned subsidiary”, Mosby Lakeside JV, LLC (the “RSE Mosby Lakeside Controlled Subsidiary”), in which we had the right to receive a preferred economic return, for a purchase price of $7,585,000, which was the initial stated value of our equity interest in the RSE Mosby Lakeside Controlled Subsidiary (the “RSE Mosby Lakeside Controlled Subsidiary Investment”). The RSE Mosby Lakeside Controlled Subsidiary used the proceeds of the RSE Mosby Lakeside Controlled Subsidiary Investment to develop a residential property totaling 316 units and approximately 328,000 rentable square feet located at the intersection of Pooler Parkway and James L. Gillis Memorial Highway, Pooler, GA 31322 (the “RSE Mosby Lakeside Property”). Details of this acquisition can be found here.

On August 24, 2021, the RSE Mosby Lakeside Controlled Subsidiary redeemed the RSE Mosby Lakeside Controlled Subsidiary Investment in full. The RSE Mosby Lakeside Controlled Subsidiary was able to pay down the outstanding principal balance and preferred return of the RSE Mosby Lakeside Controlled Subsidiary Investment through the sale of the RSE Mosby Lakeside Property. All preferred return payments were paid in full during the investment period, and the investment yielded an internal rate of return of approximately 16.5%.